SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Geokinetics Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
372910-30-7
(CUSIP Number)
Petroleum Geo-Services ASA
Rune Olav Pedersen
Strandveien 4
P.O. BOX 89
N-1326 Lysaker
NORWAY
Phone: (+47) 6751 5706
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 25, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910-30-7

1	NAMES OF REPORTING PERSONS Petroleum Geo-Services ASA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	7	SOLE VOTING POWER

NUMBER OF		3,318,616

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,318,616

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,318,616

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

This Amendment No. 2 to Schedule 13D (this “Amendment”) filed by Petroleum Geo-Services ASA, a Norwegian corporation (the “Reporting Person”), amends and supplements the Reporting Person’s original statement on Schedule 13D filed on February 22, 2010 (the “Original Filing”), as amended by Amendment No. 1 to Schedule 13D filed on December 16, 2010 (together with the Original Filing, the “Schedule 13D”), relating to the shares of common stock (the “Common Stock”) of Geokinetics Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.
The purpose of this Amendment is (a) to update the percentage of the class of Common Stock of the Issuer beneficially owned by the Reporting Person and (b) to supplement Item 4(a) of the Schedule 13D as described below. The percentage shown in Row 13 of the table on the previous page and in Item 5 below is calculated based on 17,804,459 shares of Common Stock outstanding as of March 15, 2011, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
The information set forth in this Amendment shall be deemed to be a response to all Items where such information is relevant. Except as amended by this Amendment, the Schedule 13D is not amended or otherwise modified.

Item 4.	Purpose of Transaction
Item 4(a) of the Schedule 13D is hereby supplemented by adding the following:
On April 20, 2011, the Issuer filed, at the request of the Reporting Person, a registration statement on Form S-3 relating to the offer and resale from time to time of the shares of Common Stock beneficially owned by the Reporting Person.

Item 5.	Interest in Securities of the Issuer
Item 5(a)(1) of the Schedule 13D is hereby amended in its entirety as follows:
(a) (1) The Reporting Person is the beneficial owner of the 3,318,616 shares of Common Stock (including 1,165,000 shares of Common Stock that may be acquired upon exercise of the Warrant), which represents approximately 17.5% of the outstanding Common Stock of the Issuer.
* * *

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: April 25, 2011

PETROLEUM GEO-SERVICES ASA
By:	/s/ James E. Brasher
Name: James E. Brasher
Title: Authorized Person

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